SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry
(NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Completion of the Transformation Process into a Corporation

COPEL ("Company"), a company that generates, transmits, distributes and sells energy, in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporate Law"), and with the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 44, of August 23, 2021, announces to its shareholders and to the market in general, in continuity with the Material Facts nos. 06/22, 07/22, 10/22, 07/23, 08/23, 12/23, 13/23 and 14/23 and with the Notices to the Market nos. 01/23, 09/23 and 16/23, the following.

On this date, the financial settlement of the secondary base offering of shares held by the State of Paraná ("Secondary Base Offering") and the primary base offering of new Copel shares ("Primary Base Offering" and, together with the Secondary Base Offering, the "Base Offering") took place, resulting in the transformation of the Company into a corporation with dispersed capital and no controlling shareholder ("Transformation into a Corporation").

With the settlement of the Base Offer, the State of Paraná reduced its interest in the voting shares from 69.66% to approximately 32.32%, so that Copel ceased to be a state-controlled company (sociedade de economia mista) which is part of the indirect public administration of the State of Paraná and is no longer subject to the provisions of Federal Law No. 13,303/2016 ("State-Controlled Companies Law"). If the over-allotment option to place up to 15% of the Base Offer is exercised, the State of Paraná's interest in the voting shares may be further reduced to as little as 26.96%.

In view of the Transformation into a Corporation, the conditions precedents to the effectiveness of the resolutions taken by the 207th Extraordinary General Meeting ("July 10, 2023 EGM") have been fulfilled. All resolutions of July 10, 2023 EGM that were subject to the Transformation into a Corporation take effect immediately on this date, regardless of any additional formality.

Thus, a special class preferred share is created on this date, pursuant to article 17, paragraph 7, of the Brazilian Corporate Law, and in accordance with State Law No. 21,272, of November 30, 2022 ("State Law 21,272/2022"), held exclusively by the State of Paraná, with veto power over certain matters and preference in the reimbursement of capital in the event of liquidation of the Company's assets, under the terms approved at the July 10, 2023 EGM ("Golden Share"), and a common, registered, book-entry share with no par value, held by the State of Paraná is converted into the Golden Share.

In addition, the consolidated bylaws approved under item 8.8 of the minutes of the July 10, 2023 EGM ("Corporation Bylaws") become effective as of this date, which bylaws include provisions that:

a)	govern the Golden Share held by the State of Paraná;
b)	exclude rules provided for in the State-Controlled Companies Law;

c)	provide that no shareholder or group of shareholders shall exercise votes corresponding to more than 10% of the total votes of the shares entitled to vote on each resolution;
d)	update the composition of the statutory committees;
e)	provide that all members of the Board of Directors shall be elected by the general shareholders' meeting, subject to the right to vote separately by the holders of preferred shares that meet the requirements set forth in article 141, paragraph 4 of the Brazilian Corporate Law;
f)	amend the composition of the Company's fiscal council to three full members and their respective alternates, with a term of office of one year, re-election permitted;
g)	establish that the reimbursement value of the shares of the dissenting shareholders will be calculated exclusively on the basis of the book value per share, according to the net equity contained in the last financial statements approved by the general meeting;
h)	adapt the Company's structure to a company with dispersed capital and no controlling shareholder; and
i)	protect shareholder dispersion (poison pill).

The dates set for the settlement of any supplementary allotment of shares and for the closing announcement were disclosed in the schedule set out in the Prospecto Definitivo da Oferta Pública de Distribuição Primária e Secundária de Ações Ordinárias de Emissão da Companhia Paranaense de Energia and in the Commencement Announcement of the Public Offering for Primary and Secondary Distribution of Common Shares Issued by Companhia Paranaense de Energia.

Curitiba, August 11, 2023.

Adriano Rudek de Moura

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 11, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.